Exhibit 3.106

Series Gallery Drop 108, a Series of Otis Gallery LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Otis Gallery LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Gallery Drop 108, a Series of Otis Gallery LLC (“Series Gallery Drop 108”).
Effective Date of Establishment	April 29, 2021.
Managing Member
Otis Wealth, Inc. was appointed as the Managing Member of Series Gallery Drop 108 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Gallery Drop 108 until dissolution of Series Gallery Drop 108 pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	Otis Wealth, Inc.
Series Gallery Drop 108 Asset
The Series Gallery Drop 108 Asset shall be a PSA/DNA VG 3-graded Kobe Bryant Last Game signed ticket acquired by Series Gallery Drop 108 as at the date of this Series Designation and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Gallery Drop 108 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	Otis Wealth, Inc.
Asset Management Fee
Pursuant to the Asset Management Agreement, the Asset Manager is entitled to a Sourcing Fee as compensation for sourcing the Series Gallery Drop 108 Asset that is equal to 3.31% of the gross proceeds of the Initial Offering, which the Asset Manager may waive in its sole discretion.

Issuance	Subject to Section 6.03(a), the maximum number of Series Gallery Drop 108 Interests the Company can issue is 3,170.
Number of Series Gallery Drop 108 Interests held by the Managing Member
On the date hereof, Series Gallery Drop 108 hereby grants to the Managing Member a single Series Gallery Drop 108 Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Gallery Drop 108 Interests. Consideration for such initial issuance shall be paid after the date hereof but prior to the closing of the Initial Offering.

Broker	Dalmore Group, LLC.
Brokerage Fee	1% of the purchase price of the Series Gallery Drop 108 Interests sold in the Initial Offering of the Series Gallery Drop 108 Interests.

Other Rights
Holders of Series Gallery Drop 108 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Gallery Drop 108 Interests.

Officers
There shall initially be no specific officers associated with Series Gallery Drop 108, although the Managing Member may appoint officers of Series Gallery Drop 108 from time to time, in its sole discretion.

Minimum Interests	One (1) Interest per Member.
Managing Member Minimum and Maximum Interests	The Managing Member may purchase a minimum of 2% and a maximum of 19.99% of Series Gallery Drop 108 Interests at the closing of the Initial Offering, although such minimum and maximum thresholds may be waived or modified by the Managing Member in its sole discretion.